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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

INTRALINKS HOLDINGS, INC.
(Name of Subject Company (Issuer))

GL MERGER SUB, INC.
a wholly owned direct subsidiary of

SYNCHRONOSS TECHNOLOGIES, INC.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

46118H104
(CUSIP Number of Class of Securities)

Ronald J. Prague
Executive Vice President, General Counsel and Corporate Secretary
Synchronoss Technologies, Inc.
200 Crossing Boulevard, 8th Floor
Bridgewater, New Jersey 08807
Telephone: (866) 620-3940
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:
Marc F. Dupré
Andrew Y. Luh
Keith J. Scherer
Nevin B. Fox
Albert W. Vanderlaan
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP
One Marina Park Drive, Suite 900
Boston, MA 02210
(617) 648-9100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$850,681,819.72	$98,594.02

*
Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase up to 68,087,857 shares of common stock, par value $0.001 per share, of Intralinks Holdings, Inc. ("Intralinks"), at a purchase price of $13.00 per share, net to the seller in cash, without interest thereon and subject to any required withholding taxes. Such shares consist of: (i) 57,944,564 shares of common stock of Intralinks issued and outstanding; (ii) 6,477,504 shares of common stock of Intralinks potentially issuable upon exercise of outstanding exercisable in-the-money stock options; (iii) 2,398,735 shares of common stock of Intralinks issuable upon the settlement of outstanding restricted stock units; (iv) 1,229,384 shares of common stock of Intralinks issuable upon the settlement of outstanding performance stock units; and (v) 37,670 shares of common stock of Intralinks estimated to be subject to outstanding purchase rights under Intralinks' employee stock purchase plan. The foregoing figures have been provided by the issuer to the offeror and are as of December 12, 2016, the most recent practicable date.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

       This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is filed by GL Merger Sub, Inc., a Delaware corporation ("Purchaser"), a wholly owned subsidiary of Synchronoss Technologies, Inc., a Delaware corporation ("Synchronoss"). This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.001 per share (the "Shares"), of Intralinks Holdings, Inc., a Delaware corporation ("Intralinks"), at a purchase price of $13.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

       All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

       The Agreement and Plan of Merger (as it may be amended or supplemented, the "Merger Agreement"), dated as of December 5, 2016, by and among Intralinks, Synchronoss and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the Tender and Support Agreements dated as of December 5, 2016 (the "Tender Agreements") with Ronald W. Hovsepian, Intralinks, Chief Executive Officer, entities affiliated with TA Associates, L.P. and entities affiliated with Rho Capital Partners, Inc., a copy of the form of which is attached as Exhibit (d)(2) hereto, is incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1.    Summary Term Sheet.

       The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Intralinks Holdings, Inc. Intralinks' principal executive offices are located at 150 East 42nd Street, 8th Floor, New York, New York 10017. Intralinks' telephone number is (212) 543-7700.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of Intralinks (which are referred to as the "Shares"). Intralinks has advised Purchaser and Synchronoss that, as of December 12, 2016 (the most recent practicable date) 57,944,564 Shares were issued and outstanding.

(c) The information set forth in Section 6 (entitled "Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of the Filing Person.

(a)-(c) This Schedule TO is filed by Purchaser and Synchronoss. Each of Synchronoss' and Purchaser's principal executive office is located at c/o Synchronoss Technologies, Inc., 200 Crossing Boulevard, 8th Floor, Bridgewater, New Jersey 08807, and the current phone number is (866) 620-3940. The information set forth in Section 9 (entitled "Certain Information Concerning Synchronoss and Purchaser") of the Offer to Purchase and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)(1)(i)-(viii), (xii), (a)(2)(i)-(iv), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix)-(xi), (a)(2)(v)-(vi) not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  the "Introduction"

  •
  Section 8—"Certain Information Concerning Intralinks"

  •
  Section 9—"Certain Information Concerning Synchronoss and Purchaser"

  •
  Section 11—"Background of the Offer; Past Contacts or Negotiations with Intralinks"

  •
  Section 12—"The Transaction Agreements"

  •
  Section 13—"Purpose of the Offer; No Stockholder Approval; Plans for Intralinks"

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)-(7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  the "Introduction"

  •
  Section 7—"Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations"

  •
  Section 11—"Background of the Offer; Past Contacts or Negotiations with Intralinks"

  •
  Section 12—"The Transaction Agreements"

  •
  Section 13—"Purpose of the Offer; No Stockholder Approval; Plans for Intralinks"

  •
  Section 14—"Dividends and Distributions"

Item 7.    Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  Section 10—"Source and Amount of Funds"

Item 8.    Interest in Securities of the Subject Company.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 9—"Certain Information Concerning Synchronoss and Purchaser"

  •
  Section 12—"The Transaction Agreements"

  •
  Schedule I

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  Section 3—"Procedures for Accepting the Offer and Tendering Shares"

  •
  Section 11—"Background of the Offer; Past Contacts or Negotiations with Intralinks"

  •
  Section 17—"Fees and Expenses"

Item 10.    Financial Statements.

Not applicable.

Item 11    Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 9—"Certain Information Concerning Synchronoss and Purchaser"

  •
  Section 11—"Background of the Offer; Past Contacts or Negotiations with Intralinks"

  •
  Section 12—"The Transaction Agreements"

  •
  Section 13—"Purpose of the Offer; No Stockholder Approval; Plans for Intralinks"

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 13—"Purpose of the Offer; No Stockholder Approval; Plans for Intralinks"

  •
  Section 15—"Conditions of the Offer"

  •
  Section 16—"Certain Legal Matters; Regulatory Approvals"

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 15—"Conditions of the Offer"

  •
  Section 16—"Certain Legal Matters; Regulatory Approvals"

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 7—"Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations"

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 16—"Certain Legal Matters; Regulatory Approvals"

(c) The information set forth in the Offer to Purchase is incorporated by reference.

Item 12.    Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated December 19, 2016.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement dated December 19, 2016.*
(a)(1)(G)	Letter to Current and Former Intralinks Employees who own Shares held on Solium's Shareworks Platform.*
(a)(2)
Letter, dated December 19, 2016 to the stockholders of Intralinks, Inc. (included in materials mailed to stockholders) (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 19, 2016).
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)
Joint Press Release issued by Synchronoss Technologies, Inc. and Intralinks Holdings, Inc. on December 6, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 6, 2016).
(a)(5)(B)	Investor Presentation Materials, dated December 6, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 6, 2016).
(a)(5)(C)
Email sent to employees of Synchronoss Technologies, Inc. on December 6, 2016 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 6, 2016).
(a)(5)(D)
Edited Transcript of December 6, 2016 Conference Call Held by Synchronoss Technologies, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 7, 2016).
(a)(5)(E)
Employee Presentation issued by Synchronoss Technologies, Inc. on December 7, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 7, 2016).
(a)(5)(F)	Intralinks Holdings, Inc. employee communication (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).
(a)(5)(G)	Intralinks Holdings, Inc. all hands meeting slides (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).
(a)(5)(H)	Intralinks Holdings, Inc. social media guidelines communication (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).
(a)(5)(I)
Customer and analyst email templates distributed to certain of the Intralinks Holdings, Inc.'s employees on December 6, 2016 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).

Exhibit No.	Description

(a)(5)(J)	Customer slide presentation distributed to certain of Intralinks Holdings, Inc.'s employees on December 6, 2016 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).
(a)(5)(K)
Customer and analyst email templates distributed to certain of Intralinks Holdings, Inc.'s employees on December 7, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 7, 2016).
(a)(5)(L)
Answers to frequently asked questions that were distributed to certain of Intralinks Holdings, Inc.'s employees on December 7, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 7, 2016).
(a)(5)(M)
Prospect and new hire email templates distributed to certain of Intralinks Holdings, Inc.'s employees on December 15, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 15, 2016).
(a)(5)(N)
Answers to frequently asked sales-focused questions that were distributed to certain of Intralinks Holdings, Inc.'s employees on December 15, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 15, 2016).
(b)(1)
Commitment letter with Goldman Sachs Bank USA, Credit Suisse AG and Credit Suisse Securities (USA) LLC, dated December 5, 2016 (incorporated by reference to the Current Report on Form 8-K filed by Synchronoss Technologies, Inc. on December 6, 2016).
(c)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of December 5, 2016, among Synchronoss Technologies, Inc., GL Merger Sub, Inc. and Intralinks Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Synchronoss Technologies, Inc. with the SEC on December 6, 2016).
(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Synchronoss Technologies, Inc. with the SEC on December 6, 2016).
(d)(3)	Non-Disclosure Agreement, dated September 21, 2016, by and between Intralinks Holdings, Inc. and Synchronoss Technologies, Inc.*
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
*
Filed herewith

Item 13.    Information Required by Schedule 13E-3.

       Not applicable.

 SIGNATURES

       After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2016

GL Merger Sub, Inc.
By:	/s/ Stephen G. Waldis
	Name:	Stephen G. Waldis
	Title:	President
Synchronoss Technologies, Inc.
By:	/s/ Stephen G. Waldis
	Name:	Stephen G. Waldis
	Title:	Chairman of the Board of Directors and Chief Executive Officer

 EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated December 19, 2016.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement dated December 19, 2016.*
(a)(1)(G)	Letter to Current and Former Intralinks Employees who own Shares held on Solium's Shareworks Platform.*
(a)(2)
Letter, dated December 19, 2016 to the stockholders of Intralinks, Inc. (included in materials mailed to stockholders) (incorporated by reference to Exhibit (a)(2) to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 19, 2016).
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)
Joint Press Release issued by Synchronoss Technologies, Inc. and Intralinks Holdings, Inc. on December 6, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 6, 2016).
(a)(5)(B)	Investor Presentation Materials, dated December 6, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 6, 2016).
(a)(5)(C)
Email sent to employees of Synchronoss Technologies, Inc. on December 6, 2016 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 6, 2016).
(a)(5)(D)
Edited Transcript of December 6, 2016 Conference Call Held by Synchronoss Technologies, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 7, 2016).
(a)(5)(E)
Employee Presentation issued by Synchronoss Technologies, Inc. on December 7, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Synchronoss Technologies, Inc. on December 7, 2016).
(a)(5)(F)	Intralinks Holdings, Inc. employee communication (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).
(a)(5)(G)	Intralinks Holdings, Inc. all hands meeting slides (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).
(a)(5)(H)	Intralinks Holdings, Inc. social media guidelines communication (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).

Exhibit No.	Description

(a)(5)(I)	Customer and analyst email templates distributed to certain of the Intralinks Holdings, Inc.'s employees on December 6, 2016 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).
(a)(5)(J)
Customer slide presentation distributed to certain of Intralinks Holdings, Inc.'s employees on December 6, 2016 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 12, 2016).
(a)(5)(K)
Customer and analyst email templates distributed to certain of Intralinks Holdings, Inc.'s employees on December 7, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 7, 2016).
(a)(5)(L)
Answers to frequently asked questions that were distributed to certain of Intralinks Holdings, Inc.'s employees on December 7, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 7, 2016).
(a)(5)(M)
Prospect and new hire email templates distributed to certain of Intralinks Holdings, Inc.'s employees on December 15, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 15, 2016).
(a)(5)(N)
Answers to frequently asked sales-focused questions that were distributed to certain of Intralinks Holdings, Inc.'s employees on December 15, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed by Intralinks Holdings, Inc. on December 15, 2016).
(b)(1)
Commitment letter with Goldman Sachs Bank USA, Credit Suisse AG and Credit Suisse Securities (USA) LLC, dated December 5, 2016 (incorporated by reference to the Current Report on Form 8-K filed by Synchronoss Technologies, Inc. on December 6, 2016).
(c)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of December 5, 2016, among Synchronoss Technologies, Inc., GL Merger Sub, Inc. and Intralinks Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Synchronoss Technologies, Inc. with the SEC on December 6, 2016).
(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Synchronoss Technologies, Inc. with the SEC on December 6, 2016).
(d)(3)	Non-Disclosure Agreement, dated September 21, 2016, by and between Intralinks Holdings, Inc. and Synchronoss Technologies, Inc.*
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
*
Filed herewith

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of the Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11 Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX